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                                                         Midland Resources, Inc.
PRESS RELEASE                                                     Houston, Texas
                                                                   NASDAQ:  MRIX
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FOR IMMEDIATE RELEASE                                              July 18, 1996



                  MIDLAND RESOURCES TO ACQUIRE SUMMIT PETROLEUM


     HOUSTON, TEXAS -- Midland Resources, Inc. (NASDAQ: MRIX) and Summit Petroleum Corporation (OTC: SMMP), also of Houston, Texas, today announced that a definitive agreement was signed on July 17, 1996, for Midland Resources to acquire all of the outstanding shares of Summit Petroleum for $0.70 per share in cash. The total value of the transaction is approximately $2.4 million, including assumed debt. The transaction was approved unanimously by the Board of Directors of Summit Petroleum after an analysis of a fairness opinion completed by Southwest Merchant Group of Dallas, Texas and provided to the Board of Summit Petroleum by the Board of Midland Resources. Not subject to financing or antitrust clearance, the transaction is expected to be completed by late August. A Midland Resources, Inc. entity will commence immediately a tender offer for all shares of Summit Petroleum Corporation. The offer and withdrawal rights will expire at 12:00 midnight, Houston, Texas time, on Wednesday, August 14, 1996, unless the offer is extended. The offer is subject to certain conditions which are described in an Offer to Purchase being mailed to all shareholders of Summit Petroleum Corporation. Stock Transfer Company of America will act as depository for the tender offer.

     Deas H. Warley, Chairman of the Board of Midland Resources, commented, "Summit Petroleum has been a participant with Midland Resources in several of our major projects, including the 3D seismic exploration projects in West Texas and the Texas Gulf Coast. The acquisition of Summit will increase our ownership position in those key projects and expand our operations to the DJ Basin of Colorado."

     Midland Resources specializes in the application of advanced technology for the exploration, development and production of natural gas and oil. The Company owns oil and gas interests principally in the Permian Basin of West Texas and the Texas Gulf Coast. The common stock of the Company trades in the NASDAQ SmallCap Market with the symbol MRIX.

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